Nevada Health Scan, Inc.

16459 Pauhaska Place

Apple Valley, California   92307

March  7, 2011

Jennifer Gowetski

Senior Counsel

U.S. Securities & Exchange Commission

Washington, DC  20549

Re:

Nevada Health Scan, Inc.

Form 10-12G

Dear Ms. Gowetski:

In response to your letter dated March 3, 2011 we have added a paragraph on page 11 containing the requested disclosure.

The Company further acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in our filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Daniel C. Masters

/s/ Dean Konstantine

Daniel C. Masters, Esq.

Dean Konstantine

Counsel to Nevada Health Scan, Inc.

President of Nevada Health Scan, Inc.